SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                           DEAN WITTER, DISCOVER & CO.
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 per Share
                         (Title of Class of Securities)

                                   24240V 10 1
                                 (CUSIP Number)

                             Jonathan M. Clark, Esq.
                            Morgan Stanley Group Inc.
                                  1585 Broadway
                               New York, NY 10036
                            Telephone: (212) 761-4000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 31, 1997
             (Date of Event which Requires Filing of this Statement)
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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.




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                                        2

CUSIP No. 24240V 10 1

(1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
                Morgan Stanley Group Inc.
        ------------------------------------------------------------------------
                I.R.S. Identification No. 13-2838811
        ------------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of Group (See Instructions)
|_|      (a)
             -------------------------------------------------------------------

|_|      (b)
             -------------------------------------------------------------------

(3)      SEC Use Only
                      ----------------------------------------------------------


(4)      Sources of Funds (See Instructions) WC, BK, OO
                                            ------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
         |_|
             -------------------------------------------------------------------

(6)      Citizenship or Place of Organization  Delaware
                                               ---------------------------------

Number of        (7)   Sole Voting Power          0
Shares                                         ---------------------------------
Beneficially     (8)   Shared Voting Power        0
Owned by                                       ---------------------------------
Each             (9)   Sole Dispositive Power     0
Reporting                                      ---------------------------------
Person           (10)  Shared Dispositive Power   0
With                                           ---------------------------------
--------------------------------------------------------------------------------

(11)    Aggregate Amount Beneficially Owned by Each Reporting Person     0
                                                                     -----------

(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|
                              --------------------------------------------------

(13)    Percent of Class Represented by Amount in Row (11)
                    0%
        ------------------------------------------------------------------------

(14)    Type of Reporting Person (See Instructions)           CO, HC
                                                     ---------------------------



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                                        3



         This Amendment No. 1 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on February 14, 1997 (the "Schedule 13D") by Morgan Stanley Group Inc. ("Morgan Stanley"). This Amendment No. 1 is filed with respect to the shares of Common Stock, par value $0.01 per share (the "Company Common Stock"), of Dean Witter, Discover & Co. (the "Company"). Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

         Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

"Item 5. Interest in Securities of the Issuer.

         The merger (the "Merger") of Morgan Stanley with and into the Company was consummated on May 31, 1997. The option granted by the Company to Morgan Stanley, pursuant to which Morgan Stanley had the right, upon the occurrence of certain events, to purchase from the Company up to 63,922,570 shares of Company Common Stock (or such other number of shares of Company Common Stock as at the time of exercise equalled 19.9% of the then outstanding shares of Company Common Stock) for $38.125 per share, terminated at the effective time of the Merger."



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                                        4

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 31, 1997                              MORGAN STANLEY GROUP INC.



                                          By:  /s/ Martin M. Cohen
                                               ------------------------
                                               Name:  Martin M. Cohen
                                               Title:  Assistant Secretary